Schedule 1 to March 17, 2005 response Letter

Analysis of Future Repurchase Obligations estimated as of December 31, 2004
Partnership	AA-4	PAIT A-1	PAIT A-2	Annual 2005 Repurchase Obligation	Annual 2006 Repurchase Obligations	Annual 2007 Repurchase Obligations	Total Future Repurchase Obligation as of December 31, 2004	Total Future Repurchase Obligation as of December 31, 2005	Total Future Repurchase Obligation as of December 31, 2006
Last Year Required to Repurchase Interets	2006	2006	2007
Maximum Annual Repurchase Obligation
2005	$85,882	$147,168	$153,870	$386,920			$386,920
2006	$77,294	$132,619	$138,483		$348,396		$348,396	348,396
2007			$124,634			$124,634	$124,634	$124,634	$124,634
				_______	_______	_______	_______	_______	_______
				$386,920	$348,396	$124,634	$859,950	$473,030	$124,634
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